                                                                                          EXHIBIT 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:
Camellia So	Suzanne Wang
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:
James W.W. Strachan	Mary Magnani & Timothy Dien
Tel: (1 480) 664 8309	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777 e-mail: tdien@lhai.com

Merle A. Hinrichs transitions to Executive Chairman of Global Sources and
Spenser Au assumes CEO role

HONG KONG, August 18, 2011 – Global Sources (NASDAQ: GSOL) announces the board of directors approved the transition of CEO Merle A. Hinrichs into a new role as Executive Chairman of the Board, overseeing the company’s mergers and acquisitions as well as investor relations functions.  As part of the change, Spenser Au assumes the role of Chief Executive Officer. Both positions are effective August 18, 2011.

Executive Chairman Merle A. Hinrichs said, “Since becoming Deputy CEO, Spenser worked alongside me and immersed himself in the primary areas of our business. Spenser is highly respected in the industry and within the company, as a Publisher, where he has managed most of our business units, and for his outstanding sales and marketing skills. In addition, his analytical, execution and leadership skills, and his impeccable integrity, position him well for the CEO role.  The board and I have the utmost confidence in his future success.”

“I am extremely excited to have the opportunity to lead Global Sources into its fifth decade of connecting suppliers in Asia with buyers worldwide,” said Global Sources’ new CEO, Spenser Au. “Merle is a noted authority in Asia on B2B media, he has pioneered many of the most important product and service developments in our industry, and I have learned a great deal from him.”

Au continued, “Today, Global Sources is the leading and most trusted provider of services to professional buyers and suppliers, and we have the industry’s broadest multi-channel solution. As CEO, I intend to build on that foundation and to maximize growth, profitability and shareholder value by focusing on market penetration, developing new products and new markets, and by expanding in China’s domestic B2B market.”

Spenser Au was appointed Global Sources’ Deputy CEO in October 2009. Mr. Au has been with the Global Sources team for 33 years since joining in 1978 as an account executive for Asian Sources Electronics magazine. Subsequently, he was promoted to positions including regional sales manager in 1988, associate publisher in 1991, publisher in 1992 and president of Asian Sales in 1999. Au has a deep knowledge of Greater China and other markets where the company operates. Au received a Diploma in Business Management in 1977 from the Hong Kong Baptist University.

About Global Sources
Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (http://www.globalsources.com), print and digital magazines, sourcing research reports, private sourcing events, trade shows, and online sourcing fairs.

Over 1 million international buyers, including 85 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Global Sources’ other businesses provides Chinese-language media to companies selling to and within Greater China. These services include online web sites, print and digital magazines, seminars and trade shows. In mainland China, Global Sources has a network of more than 40 office locations and a community of nearly 3 million registered online users and magazine readers of its Chinese-language media.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.